UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. __)*

REPTRON ELECTRONICS INC.
(Name of Issuer)

 Common Stock, par value $.01
(Title of Class of Securities)


76026W208
(CUSIP Number)


December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76026W208                 13G


1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longfellow Investment Management, Co., Limited Partnership
       EIN No.: 04-2933956


2.
                                                                 (a)		0
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b) 		0

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION
       Commonwealth of Massachusetts


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH



5. SOLE VOTING POWER

	266,620 Shares
6.  SHARED VOTING POWER
	0


7.  SOLE DISPOSITIVE POWER

	266,620 Shares


8.  SHARED DISPOSITIVE POWER
	0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       266,620 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   5.3%

12. TYPE OF REPORTING PERSON*
              IA

CUSIP No. 76026W208                 13G


Item 1(a). Name of Issuer
     The name of the issuer to which this filing on Schedule 13G relates is Reptron Electronics, Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices
     The principal executive offices of the Company are located at 13700 Reptron Boulevard, Tampa, Florida 33626.

Item 2(a). Name of Person Filing
     This Statement is being filed on behalf of Longfellow Investment Management, Co., Limited Partnership ("Longfellow").

Item 2(b). Address of Principal Business Office or, if none, Residence
     The principal business address of Longfellow is 295 Devonshire Street, 6th Floor, Boston, Massachusetts 02110.

Item 2(c). Citizenship
       Longfellow is organized under the laws of The Commonwealth of Massachusetts.

Item 2(d). Title of Class of Securities
       The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, $.01 Par Value ("Common Stock").

Item 2(e).	CUSIP Number
       The CUSIP number of the Company's Common Stock is 76026W208.

Item 3.	If this statement is filed pursuant to section 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]  Broker or dealer registered under section 15 of the Act (15
             U.S.C. 78o).
(b)	[ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]  Insurance company as defined in section 3(a)(19) of the Act (15
             U.S.C. 78c).
(d)	[ ]  Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X] An investment adviser in accordance with section 13d-1(b)(1)(ii)(E).
(f)	[ ]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	[ ]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

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CUSIP No. 76026W208                 13G


(h)	[ ]  A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

  	[ ] If this statement is filed pursuant to section 240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).  Amount beneficially owned
       Longfellow, in its capacity as investment adviser, may be deemed to beneficially own 266,620 shares of Common Stock of the Company, which are held of record by clients of Longfellow.

Item 4(b).  Percent of Class
       5.3%

Item 4(c).  Number of shares as to which such person has:
   (i)sole power to vote or to direct the vote: 266,620 shares
   (ii)shared power to vote or to direct the vote: 0
   (iii)sole power to dispose or to direct the disposition of: 266,620 shares
   (iv)shared power to dispose or to direct the disposition of: 0


Item 5.	Ownership of Five Percent or Less of a Class
       Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
  Longfellow is a registered investment adviser. The shares to which this Schedule relates are owned by various accounts managed by Longfellow. Those accounts have the right to receive, or the power to direct the receipt of, dividends from, and the proceeds from the sale of, such shares.

CUSIP No. 76026W208                 13G


Item 7.	Identification and Classification of the Subsidiary which
        Acquired the Security Being Reported on by the Parent Holding Company:
       Not Applicable.

Item 8.	Identification and Classification of Members of the Group
       Not Applicable.

Item 9.	Notice of Dissolution of Group
       Not Applicable.

Item 10. Certification
       By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  June 10, 2005

LONGFELLOW INVESTMENT MANAGEMENT CO.,
LIMITED PARTNERSHIP


By:  LIM Corp., its general partner


By: 	   ___/s/David W. Seeley___

       Name:  David W. Seeley
       Title:    President